Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Receives Notification
from Nasdaq Related to Annual Report

New York/May 21, 2024 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a leading holistic health services provider in Japan (the “Company”), today announced that on May 20, 2024, as a result of its failure to timely file with the U.S. Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”), it received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1). Nasdaq listing rules provide the Company with 60 calendar days from the date of the notice to submit a plan to regain compliance. The Company intends to file the Form 20-F prior to the expiration of the 60-day period.

The Nasdaq notice has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing its common shares on Nasdaq. As previously disclosed by the Company in its Form 12b-25 filed with the SEC on April 30, 2024, the Company was unable to file its Form 20-F by its original deadline without unreasonable effort or expense. The Company is working diligently on its plan to regain compliance and file its Form 20-F as soon as practicable.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that the Company will be able to regain compliance with the Nasdaq requirements for continued listing within the 60-day period beginning on the date of the notice or any extensions of such period granted by Nasdaq, or that Nasdaq will accept any plan submitted by the Company to regain compliance. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 308 (as of April 30, 2024) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp